NEWS RELEASE

Canarc Not Proceeding With Acquisition of Relief Canyon Gold Mine But

Will Proceed with $300,000 Convertible Debenture and Purchase of Relief Canyon Assay Laboratory

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Vancouver, Canada – January 31, 2011 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it will not be proceeding with the purchase of the Relief Canyon gold mine assets from Firstgold Corporation for US$11 million as previously announced.   The purchase agreement was subject to a due diligence period expiring February 4, 2011 and neither Canarc nor its lender, Effisolar, are satisfied with the results of the due diligence to date.

Canarc remains interested in acquiring the Relief Canyon gold mine assets once the secured lender to Firstgold acquires the gold mine assets through the bankruptcy proceedings, subject to resolving the remaining due diligence issues.  The main issues relate to the facts that the known gold resource is only an inferred resource, it is not yet fully permitted for mining, it partly occupies the property adjacent to Firstgold, and Canarc was unable to acquire that property on commercially acceptable terms.

Effisolar has indicated to Canarc that they no longer intend to provide the Cdn$12 million bridge loan for the acquisition.  However, as previously agreed, Effisolar will provide Canarc with a Cdn$300,000 convertible loan to close on or before February 3, 2011, maturing in one month, bearing no interest and automatically converting into Canarc common shares based on the 10 day average closing price on the TSX prior to closing, with the conversion subject to TSX approval.

Canarc previously paid a US$300,000 non-refundable deposit to Firstgold towards the purchase of the Relief Canyon gold mine assets and it was secured by the right to purchase the Relief Canyon assay laboratory should the gold mine acquisition not proceed.  Canarc will use the proceeds of the convertible loan to pay an additional US$300,000 to Firstgold in order to exercise that right and purchase the fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site.

During the due diligence period, Canarc received expressions of interest from other possible lenders to participate in future debt financings related to the Relief Canyon gold mine project, subject to their due diligence.  The Company has also identified several new gold exploration and mining properties that are available for acquisition.  Canarc plans to conduct due diligence on these opportunities.

Garry Biles, P.Eng., President and COO, and James Moors, P.Geo., Vice President Exploration, oversaw the technical due diligence and evaluation of the Relief Canyon gold mine assets.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated future performance, including the acquisition, exploration, development and exploitation of  new gold mines and mineralized zones, gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent and proposed financings. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the price of gold, fluctuations in the currency markets (particularly the Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.